UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated March 8, 2016.	1

Grifols, S.A.
Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona- ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Grifols, S.A. (the “Company”) pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby informs of the following

RELEVANT EVENT

At its meeting on February 26, the Board of Directors of Grifols S.A. approved the five-year new industrial investments plan for the Bioscience division for the period 2016-2021.

The amount of these new investments that will expand the manufacturing capacity reaches US Dollars 360 million.

The breakdown of the different projects is as follows:

1.                   Plasma fractionation plant with a capacity of 6 million liters per year.

This plant will be built at Grifols’ industrial complex at Clayton (North Carolina, USA). The construction will begin the first quarter of 2017 and is scheduled to start production in early 2022.

Therefore, three new purification and sterile filling plants will need to be constructed to obtain all the fractions produced at this plant.

2.                   Purification plant for fraction II+III to obtain Gamunex® (IVIG).

This plant will be able to process all the fraction II+III obtained from the new fractionation plant; that is, it will have a capacity to produce between 25 and 30 million grams/year of Gamunex®.

This plant will also be located at the same Grifols’ industrial complex at Clayton (North Carolina, USA), and is scheduled to come into operation in late 2021.

3.                   Purification plant for fraction V to obtain Albutein® (albumin).

This plant will be constructed at the Grifols facilities in Dublin (Ireland), with an annual production capacity between 130 and 150 million grams of albumin.

In this case, it is scheduled to bring forward the construction to commence at the end of 2016, so that it will begin production in early 2020.

4.                   Purification plant for fraction IV-1 to obtain Prolastin® (Alpha 1-Antitripsina).

Purification of this protein was projected to reach full capacity by 2018. Therefore, in 2014, a decision was taken to start construction of this plant at the Grifols site at Parets del Vallès (Barcelona, Spain). Construction of the plant is now complete, and the validation phase is under way with the submission of conformance lots. It is expected that FDA and EMA licenses will be granted in late 2017 or early 2018.

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

For cryoprecipitate proteins, such as FVIII, FIX, etc., the current purification plants have sufficient capacity to absorb the increase that may be generated by this new fractionation plant.

The amount per project is as follows:

Project	product	Campus	Amount (USD M)
1. Plasma fractionation plant		Clayton, NC (US)	90
2. Purification plant for fraction II+III	IVIG	Clayton, NC (US)	120
3. Purification plant for fraction V	Albumin	Dublin (IRL)	85
4. Purification plant for fraction IV	Alpha 1	Parets del Vallès, BCN (ESP)	65
		TOTAL AMOUNT	360

The new fractionation plant will require Grifols to ensure the equivalent plasma supply, and, therefore, in 2015, it was approved to gradually open 75 new plasmapheresis centers during the period to 2021, and to construct a third testing laboratory to handle the increased number of samples from these 75 new centers by 2019.

In addition, in preparation for increased raw materials, two logistics and plasma warehousing centers have been already constructed, one at the Clayton complex, NC, with capacity to store 3,700,000 liters, and the other in Dublin, IRL, with capacity for 800,000 liters. Both facilities are scheduled to be fully operational by the end of 2016.

These additional production capacities will be sufficient to ensure our ability to cover demand in our markets until 2028-2030.

As usual for this type of investment within the Group, the design and execution of the projects related to the new plants will be the responsibility of Grifols Engineering S.A., the in-house company specialized in the construction of this type of facilities. Its wealth of experience gives Grifols a clear competitive advantage, not only in terms of time and obtaining approvals for the new plants but also in relation to the final cost.

In Barcelona, on 8 March 2016

Núria Martín Barnes
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: March 8, 2016